UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 .

Commission File Number:	001-33069

OCCAM NETWORKS, INC.

(Exact name of registrant as specified in its charter)

c/o Calix, Inc.

1035 N. McDowell Boulevard

Petaluma, California 94954

(707) 766-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One. This Form 15 relates to the Common Stock, no shares of which are currently issued and outstanding, of Occam Networks, Inc. (“Occam”). Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Inc. (“Calix”), Ocean Sub I, Inc., a direct, wholly owned subsidiary of Calix (“Merger Sub One”), Ocean Sub II, LLC, a second direct, wholly owned subsidiary of Calix (“Merger Sub Two”) and Occam (the “Merger Agreement”), Merger Sub One merged with Occam in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with Occam continuing as the surviving entity as a wholly owned subsidiary of Calix (such merger referred to herein as the “First-Step Merger,” and the effective time of the First-Step Merger referred to herein as the “Effective Time”). Thereafter, in accordance with the Merger Agreement, Occam merged with Merger Sub Two in accordance with the DGCL, with Merger Sub Two continuing as the surviving company (the “Second-Step Merger” and together with the First-Step Merger, the “Merger”) under the name Occam Networks, LLC as a direct, wholly owned subsidiary of Calix upon completion of the Second-Step Merger. Occam Networks LLC, is a Delaware limited liability company that is wholly owned by Calix as its sole member.

Pursuant to the requirements of the Securities Exchange Act of 1934, Occam Networks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 4, 2011	By:	/s/ Kelyn Brannon
		Name:	Kelyn Brannon
		Title:	Chief Financial Officer